May 14, 2010
Securities and Exchange Commission
Attention: Ms. Linda Cvrkel, Branch Chief
Division of Corporate Finance
100 F. St. NE
Washington, D.C. 20549
VIA EDGAR

Re:	Life Time Fitness, Inc. Form 10-K for the year ended December 31, 2009 Filed February 26, 2010 File No. 001-32230
Dear Ms. Cvrkel:
I am responding to the Staff’s comment letter dated May 3, 2010 addressed to Life Time Fitness, Inc. (the “Company”). This letter contains our responses to the Staff’s comments. The comments in the comment letter have been reproduced here in italics and our responses are detailed under those comments.
Annual Report on Form 10-K for the year ended December 31, 2009
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31
Liquidity and Capital Resources, page 38
1.	We note the presentation of multiple financial ratios on pages 39 and 41 of MD&A. Please revise future filings to include exhibit 12 reflecting the computations of these ratios as required by Regulation S-K, Item 601.

Response: In future filings that include financial ratios, we will include Exhibit 12 reflecting the computation of such ratios as required by Regulation S-K, Item 601.
Financial Statements, page 43
Notes to Consolidated Financial Statements, page 47
Note 2. Significant Accounting Policies, page 47
Revenue Recognition
2.	We note from the disclosure on page 47 that during 2008, there was a substantial shift in the company’s attrition activity primarily as a result of macroeconomic pressures and a challenging consumer environment. We also note that during the second quarter of 2008, the company changed its estimated average membership life from 36 months to 33 months. We further note that the pressure continued throughout the second half of 2008 and therefore the company reduced the estimated average membership life to 30 months at the beginning of the fourth quarter. As these changes in estimated average membership life appear to be changes in accounting estimates, please revise future filings to disclose the impact of these changes in estimates on the company’s income from continuing operations, net income, and earnings per share as required by ASC 250-10-50-4.

Response: In future filings that include changes in accounting estimates related to estimated average membership lives, we will include disclosure reflecting the impact of the change in estimates on our income from continuing operations, net income, and earnings per share. The language below reflects the disclosure we would have provided in our Form 10-K for the year ended December 31, 2009 consistent with this response (the underlined language reflects additional disclosure we would have included):
“During 2008, there was a substantial shift in our attrition activity, primarily as a result of macroeconomic pressures and a challenging consumer environment. During the second quarter of 2008, we changed our estimated average membership life from 36 months to 33 months. The pressure continued throughout the second half of 2008; therefore, we reduced the estimated average membership life to 30 months at the beginning of the fourth quarter. Since the fourth quarter of 2008, the estimated average membership life has been 30 months. If the estimated average membership life had been 33 months instead of 30 months for the entire year ended December 31, 2009, the impact of this change in accounting estimate on our income from continuing operations and net income would have been less than $0.1 million, and the change in accounting estimate would have had no impact on our basic and diluted earnings per common share.”
Other Assets, page 50
3.	Your disclosure on page 51 indicates that all intangible assets have been determined to have indefinite lives. In this regard, please tell us and explain in the notes to the company’s financial statements in future filings the nature of the intangible assets associated with leasehold rights at your Highland Park, Minnesota office building complex. As part of your response and your revised disclosure, please also explain why you have determined that an indefinite life is appropriate for this intangible. We may have further comment upon receipt of your response.

Response: As background, our Highland Park, Minnesota office building is a 109,346 square foot facility that we purchased in late 2005. Common space represents 11,191 square feet, leaving 98,155 square feet of useable rental space.

We occupy 39,578 square feet, or approximately 40% of the useable rental space, of the facility with one of our fitness centers. Almost all of the tenants in this facility have been tenants since we acquired the building and, including our fitness center, comprise 85,602 square feet, or approximately 87% of the useable rental space. Upon the acquisition of the facility, we assigned a $2.3 million value to the leasehold rights consisting of in-place leases (approximately $0.6 million) and tenant origination value (approximately $1.7 million). We evaluated pertinent factors as described in ASC 350-30-35-3 to determine the useful life of the leasehold rights. The expected use of the asset (ASC 350-30-35-3(a)) was a rental property with expected continuing lease renewals and/or replacements, not just a current lease. We did not believe any legal, regulatory, or contractual provisions limited the useful life (ASC 350-30-35-3(c)). The cash flows and useful lives of the leasehold rights were based on our contractual rights to lease the premises, not the contractual rights of the existing tenants. Per ASC 350-30-35-3(d), our own historical experience in renewing or extending similar arrangements was consistent with the intended use of the asset by us, regardless of whether those arrangements had explicit renewal or extension provisions.

As noted in ASC 350-30-35-4, if no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of an intangible asset to the reporting entity, the useful life of the asset shall be considered to be indefinite. The useful life of an intangible asset is indefinite if that life extends beyond the foreseeable horizon—that is, there is no foreseeable limit on the period of time over which it is expected to contribute to the cash flows of the reporting entity. We believed the leasehold rights had indefinite lives as the expected use of the asset was expected to contribute to our cash flows beyond the foreseeable horizon.

However, upon receipt of this staff comment letter, and given the recent challenging commercial real estate markets and the current economic environment, we determined the useful life of the leasehold rights should be reconsidered. After consideration of the above factors, we deemed the leasehold rights to have a finite life. In accordance with ASC 350-30-35-13, when an intangible asset’s useful life is no longer considered to be indefinite, the intangible asset must be amortized over the remaining period that it is expected to contribute to cash flows. We believe the expected cash flow period of our in-place lease value to be the remaining weighted average lease term of the existing leases in place at the Highland Park facility. Accordingly, we expect to amortize the remaining carrying amounts of the in-place lease value prospectively over the remaining useful life period, which represents the weighted average lease term of existing leases. We believe the expected cash flow period for our tenant origination value is represented by the existing leases in addition to expected renewal options we have historically experienced for this facility (ASC 350-30-35-3(d)). Accordingly, we expect to amortize the remaining carrying amount of the tenant origination value prospectively over the remaining useful life period, which represents the remaining weighted average lease term of existing leases, plus expected renewal options.

We supplementally note that, due to the overall immateriality of the leasehold rights assets, if we had reassessed the asset life and determined a finite life was appropriate as of December 31, 2009 (or as of any prior date), the impact of the amortization on our financial statements would have been de minimis.

As required by ASC 350-30-35, when changing the remaining useful life from an indefinite life asset to a finite life asset, an impairment test is required. We performed an impairment analysis of the leasehold rights and determined that there was no impairment.

The language below reflects the disclosure we anticipate providing in our next filing on Form 10-Q for the quarter ending June 30, 2010 based upon the disclosure contained in our Form 10-K for the period ended December 31, 2009 consistent with this response:
“We are required to test our intangible assets for impairment on an annual basis. We are also required to evaluate these assets for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the intangible asset below its carrying amount. An indicator of potential impairment that could impact our intangible asset values include, but is not limited to, a significant loss of occupancy at our rental property located in Highland Park, Minnesota. We expect the facility to continue to be used as a rental property with continuing lease renewals and/or replacements and there have been no legal, regulatory or contractual provisions that would indicate that we could not renew the leases. Accordingly, the leasehold rights, which include in-place lease value and tenant origination value, were originally determined to have an indefinite life. However, during our quarter ended June 30, 2010, we determined it was appropriate to re-evaluate our useful life given the recent challenging commercial real estate markets and the current economic environment. Based upon our review, we determined our leasehold rights to have a finite life. Accordingly, we expect to amortize the remaining carrying value of this intangible asset prospectively over the remaining weighted average lease term for in-place lease value and weighted average lease term plus expected renewal options for tenant origination value. This change in useful life is not expected to have a material impact on our financial statements. We performed an impairment analysis as of the date of our decision to change the useful life from an indefinite life to a finite life and determined there to be no impairment.”
Schedule 14A:
Board’s Role in Risk Oversight, page 7
4.	We note that you have not included disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach such conclusion.

Response: We completed a thorough review of our compensation policies and practices for our employees to determine the extent to which any risks arising from such policies and practices are reasonably likely to have a material adverse effect on our company under Item 402(s) of Regulation S-K. To complete this review, our human resources function first took an inventory of all compensation policies and practices for our employees, including the base salaries, annual bonuses and long-term incentive award plans of our executive officers. The compensation arrangements and policies were then reviewed with the assistance of our internal audit department, to determine any risk-taking incentives inherent in our compensation policies and practices, our internal controls that mitigate any such risks, and whether any resulting risks are reasonably likely to have a material adverse effect on our company. As part of our review, we took numerous factors into consideration relating to the overall risk management of our company, including whether any of our compensation policies and practices varied significantly from the overall risk and reward structure of our company, and whether any of our compensation policies and practices incentivized individuals to take short-term risks that were inconsistent with our long-term goals. Finally, our compensation committee, as part of its regular oversight of the structure and administration of our compensation, reviewed our policies and practices to ensure that they were consistent with our company’s long-term interests. Upon completion of this review, we determined there were no risks arising from our company’s compensation policies and practices that are reasonably likely to have a material adverse effect on our company. Therefore, a disclosure in response to Item 402(s) of Regulation S-K was not included in our proxy statement on Schedule 14A.
Long-Term Incentive Awards, page 17
5.	We note that some of your executive officers received restricted shares because you achieved your 2009 EPS target. In future filings, please revise to disclose in your Compensation Discussion & Analysis all performance targets that must be achieved in order for your executive officers to earn their annual and long-term incentive compensation. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

Response: None of our executive officers received restricted shares because of our achievement of our 2009 EPS target; however, our achievement of our 2009 EPS target meant that none of the shares granted on March 13, 2009 were forfeited, but rather they will vest as to 25% of the total number of shares on March 1 of each of 2010, 2011, 2012 and 2013 so long as the executive officer remains employed by us. We will, however, disclose in future filings the performance targets that were required to be achieved to avoid forfeiture of restricted shares, similar to the manner in which we present performance target information for our annual bonuses.

To the extent that we believe disclosure of such targets is not required for any given period because it would result in competitive harm, we will comply with the Regulation S-K and the Staff’s guidance on disclosing the degree of difficulty to achieve the targets or other factors.
As specifically requested by the Commission, we acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope that this letter responds adequately to the Staff’s concerns. If you have any further comments or concerns, please don’t hesitate to contact me at (952) 229-7108.
Sincerely,
/s/ Michael R. Robinson
Michael R. Robinson
Chief Financial Officer

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